WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Exhibit 11.1

Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000

	(in thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$2,969	$1,522	$5,469	$3,062
Discontinued operations	$(606)	$332	$(785)	$474
Net earnings	$2,363	$1,854	$4,684	$3,536

Shares:
Average common shares outstanding	8,735	7,402	8,722	7,402

Basic earnings per common share
Income from continuing operations	$0.34	$0.21	$0.63	$0.42
Discontinued operations	(0.07)	0.04	(0.09)	0.06
Net earnings	$0.27	$0.25	$0.54	$0.48

Assuming Full Dilution
Earnings:
Income from continuing operations	$2,969	$1,522	$5,469	$3,062
Discontinued operations	$(606)	$332	$(785)	$474
Net earnings	$2,363	$1,854	$4,684	$3,536

Shares:
Diluted average common shares outstanding	8,905	7,495	8,896	7,489

Earnings per common share assuming full dilution
Income from continuing operations	$0.33	$0.21	$0.61	$0.41
Discontinued operations	(0.06)	0.04	(0.08)	0.06
Net earnings	$0.27	$0.25	$0.53	$0.47

Supplemental information:
Difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.